Allthenticate

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	19,444.63
Uncategorized Income	15,538.97
Total Income	**$34,983.60**
Cost of Goods Sold	
Cost of Goods Sold	250.00
Total Cost of Goods Sold	**$250.00**
GROSS PROFIT	**$34,733.60**
Expenses	
401K	14,529.20
Advertising & Marketing	57,431.96
Bank Charges & Fees	365.00
Insurance	1,096.49
Insurance - Medical	9,563.35
Interview Expenses	3,239.79
Legal & Professional Services	127,837.86
Meals & Entertainment	21,476.83
Office Supplies & Software	27,933.42
Payroll	268,705.18
Payroll Taxes	116,610.60
Rent & Lease	74,233.81
Research & Development	115,821.58
Rippling Fees - Payroll Processing & HR	3,319.69
Taxes & Licenses	10,482.53
Travel	34,157.80
Utilities	13,215.85
Website	600.00
Total Expenses	**$900,620.94**
NET OPERATING INCOME	**$ -865,887.34**
NET INCOME	**$ -865,887.34**